UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-16707

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2013, and Independent Registered Public Accounting Firm’s Report.

(b)	The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)	Exhibits

(1)	Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

The Prudential Employee Savings Plan

December 31, 2013 and 2012

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2013 and December 31, 2012 (Modified Cash Basis)	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013 (Modified Cash Basis)	4

Notes to Financial Statements	5 - 32

Supplemental Information*

Schedule I – Schedule of Assets Held for Investment Purposes	33 - 35

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2012, and for the year then ended were audited by other auditors whose report, dated June 14, 2013, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2013, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2013, on the basis of accounting as described in Note 2.

200 International Circle • Suite 5500 • Hunt Valley • Maryland 21030 • P 410.584.0060 • F 410.584.0061

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes (modified cash basis) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hunt Valley, Maryland June 16, 2014

The Prudential Employee Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2013 and 2012

	2013	2012
Assets
Investments at fair value
PESP Fixed Rate Fund (Note 3)	$3,451,934,578	$3,445,297,613
Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	216,850,594	157,657,547
Core Bond Enhanced Index/PIM Fund	106,631,962	98,047,579
Core Equity Account, VCA-IF	274,065,781	213,147,025
Jennison Mid-Cap Growth Fund	189,315,206	—
Large Cap Growth/Jennison Fund	456,435,896	354,981,506
Large Cap Value/LSV Asset Management Fund	255,101,601	177,881,435
Prudential Retirement Real Estate Fund	88,720,241	66,302,693
QMA International Developed Markets Index Fund	157,574,379	107,251,321
QMA U.S. Broad Market Index Fund	306,817,834	236,786,492
Small Company Stock Account, VCA-6	436,941,416	324,358,775
Common/Collective Trust
Prudential High Yield Collective Investment Trust	60,947,138	—
Registered Investment Companies
Fidelity Government Income Fund	19,088,571	26,078,835
GE Institutional International Equity Investment Fund	171,851,667	145,489,362
Prudential High-Yield Q Fund, Class Q	—	58,878,977
Prudential Jennison Mid-Cap Growth Fund, Class Q	—	150,178,649
Prudential Jennison Natural Resources Fund, Class Q	40,852,420	28,011,915
Wells Fargo Advantage International Bond Fund Institutional	31,399,866	22,330,691
Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	88,493,885	82,104,726
Prudential Financial, Inc. Common Stock Fund - (ESOP) (Note 9)	631,922,631	393,101,515
Prudential IncomeFlex Select
Aggressive Growth Fund	99,748,340	59,426,736
Conservative Growth Fund	18,367,857	16,419,143
Moderate Growth Fund	37,231,562	26,434,879

Total investments at fair value	7,140,293,425	6,190,167,414
Notes receivable for participant loans	46,517,863	45,668,660
Other - noninterest-bearing cash	383	687

Net assets available for benefits at fair value	7,186,811,671	6,235,836,761
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(161,479,791)	(226,412,244)

Net assets available for benefits	$7,025,331,880	$6,009,424,517

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2013

Additions to net assets
Investment income:
Net appreciation in fair value of investments	$974,128,997
Interest and dividend income	131,180,400
Other income	1,434,064

Total investment gain	1,106,743,461
Investment expenses (Note 6)	(2,221,479)

Net investment gain	1,104,521,982
Interest income on notes receivable from participants	1,480,737
Contributions:
Employer	57,203,625
Employee	161,994,075
Rollover	41,714,145

Total contributions	260,911,845

Total additions	1,366,914,564
Deductions from net assets
Benefits paid to participants	350,475,278
Administrative expenses	531,923

Total deductions	351,007,201

Net increase	1,015,907,363

Net assets available for benefits
Beginning of year	6,009,424,517

End of year	$7,025,331,880

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each eligible employee may enroll in PESP at any time, starting on their first day of employment with the Company.

Employees hired on or after January 1, 2001, who do not affirmatively elect either to participate or to decline participation in PESP within 30 days of hire, are enrolled automatically in PESP until they affirmatively elect otherwise.

Contributions

Employee Contributions. Participants can contribute from 1% to 50% of eligible earnings as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax), and/or traditional after-tax contributions. Through automatic enrollment, participants contribute 4% of eligible earnings on a before-tax basis. Rollover contributions are allowed.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy.

Roth In-Plan Rollovers. The Plan was amended, effective December 1, 2010, to add a provision allowing Roth In-Plan Rollovers. Under this feature, a participant may elect to rollover all or a portion of his or her vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. A participant is required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. A participant is permitted to make up to four (4) separate Roth In-Plan Rollovers in a single plan year.

Roth In-Plan Rollovers, totaling $1,076,371 in 2013, are included in Rollovers in the Statement of Changes in Net Assets Available for Benefits.

Company Matching Contributions. The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Employees hired on or after January 1, 2004 are required to complete one year of service prior to becoming eligible for Company matching contributions.

Catch-Up Contributions. Participants age 50 or older who will reach the 401(k) limit for contributions for the year or certain of the Plan’s other limits for contributions, may be eligible to make before-tax and Roth 401(k) catch-up contributions to the Plan during the plan year from eligible earnings. Catch-up contributions are not eligible for Company matching contributions. For 2013, catch-up contributions were limited to $5,500.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan (Continued)

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”), including compliance with applicable statutory limits and non-discrimination rules.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) Plan net earnings. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under The Prudential Welfare Benefits Plan.

Full vesting was provided to certain terminated participants pursuant to divestitures or discontinuances of business operations in 2012 as a result of dispositions of the U.S. Global Commodities businesses; Prudential Real Estate and Relocation Services, Inc. (closed in 2012); and the mail, imaging, and printing operations carried out in Millville, New Jersey and Fort Washington, Pennsylvania.

Forfeitures

If a participant terminates employment with the Company prior to full vesting, the nonvested portion of his or her account attributable to the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five-year period, as stated above, the pending forfeiture amounts are invested as part of the PESP Fixed Rate Fund. Beginning in 2012, balances pending forfeiture attributable to any participants who terminated employment with the Company on or after May 29, 2012 will continue to be invested in accordance with the participant’s investment directions or the Plan’s default investment provisions, as applicable. Any amounts not reinstated to a participant, after the five-year period are considered forfeitures that the Plan permits to be used to reduce future Company matching contributions, or to pay administrative expenses.

As of December 31, 2013 and 2012, forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $1,363,302 and $1,647,991, respectively. Forfeitures of $2,000,000 were used to reduce the Company’s matching contributions in 2013.

Investment Options

Employee Contributions. Participants may direct their current account balance and future contributions in 1% increments in any of the Plan’s investment options.

Participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate conservative portfolio mix available under GoalMaker®, a computer asset allocation program available to participants as described below.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan (Continued)

Generally, there are no restrictions on the participant’s investment directions, however participants are subject to provisions of the PESP Market Timing Policy. Participant investment direction in regard to the Prudential Financial, Inc. Common Stock Fund are subject to provisions of the Company’s Personal Securities Trading Policy. In addition, participants employed with affiliated service providers may be restricted as to investment directions in connection with certain funds and/or services being provided.

Company Matching Contributions. Half of the Company matching contributions is automatically invested in the Prudential Financial, Inc. Common Stock Fund. The remainder of the participant’s Company matching contributions is invested according to the participant’s current investment allocation direction.

Generally, there are no restrictions on transferring Company matching contributions from the Prudential Financial, Inc. Common Stock Fund to any of the other investment options under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The following are the investment options under the Plan:

PESP Fixed Rate Fund - The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable competitive interest rates based on current market conditions. The fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically (currently on a quarterly basis) and is announced in advance. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company. It is subject to the credit risk of the Company.

Insurance Company Separate Accounts

All the Insurance Company Separate Accounts are Pooled except for the Artisan U.S. Mid-Cap Value Fund which is a Single Client Account.

Artisan U.S. Mid-Cap Value Fund - This separate account seeks to maximize long-term capital growth using a mid-cap value strategy. The fund primarily invests in the common stocks of mid-capitalization companies that Artisan Partners believes to be undervalued relative to their current market price. It defines a mid-cap company as one that falls within the market capitalization range of companies in the Russell Mid-Cap Index. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Artisan Partners.

Core Bond Enhanced Index/PIM Fund - This separate account seeks to achieve performance results similar to the Barclays Capital U.S. Aggregate Bond Index. This fund invests primarily in corporate and government bonds. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Prudential Investment Management, Inc., also an affiliate of the Company.

Core Equity Account, VCA-IF - This separate account seeks to provide long-term growth, taking into account both income and capital appreciation. This fund invests primarily in the equities of major, well-established companies that have the potential for price appreciation greater than broadly based stock indices. The separate account is offered under a group annuity contract issued by the Company, and is advised by Jennison Associates, LLC, an affiliate of the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan (Continued)

Jennison Mid-Cap Growth Fund - This separate account seeks to outperform the Russell Mid-Cap Growth Index on a rolling three-year basis. This fund invests in mid-size companies that may generate above average earnings growth. Effective May 1, 2013, this separate account replaced the Prudential Jennison Mid-Cap Growth Fund, Class Q, a mutual fund. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Jennison Associates, LLC, also an affiliate of the Company.

Large Cap Growth/Jennison Fund - This separate account seeks long-term growth of capital and to outperform both the Russell 1000 Growth and S&P 500 Indexes. This fund invests at least 65% in equity securities issued by companies with market capitalization exceeding $1 billion and believed to have above-average growth prospects. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Jennison Associates, LLC, also an affiliate of the Company.

Large Cap Value/LSV Asset Management Fund - This separate account seeks appreciation of capital and to outperform the Russell 1000 Value Index over rolling 3 and 5-year periods, or market cycles if longer. This fund invests primarily in equity-related securities of large companies in a value style. LSV Asset Management employs a quantitative model to select out-of-favor (undervalued) stocks that they believe have the potential for near term appreciation. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by LSV Asset Management.

Prudential Retirement Real Estate Fund - This separate account seeks to meet or exceed a customized real estate and real estate securities benchmark return after fees and expenses. This fund of funds invests primarily in existing private real estate funds, publicly traded real estate securities, including Real Estate Investment Trust (“REIT”) securities, and other real estate related investments. The manager seeks to provide maximum exposure to private real estate funds while seeking to maintain liquidity for the purpose of meeting withdrawal requests through a combination of cash and cash equivalents as well as investments in marketable real estate securities. The fund may, to the extent available in the market on reasonable terms, obtain a line of credit. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Prudential Investment Management, Inc., also an affiliate of the Company.

QMA International Developed Markets Index Fund - This separate account seeks to provide investment results that track the Morgan Stanley Capital International Europe, Australasia, and Far East Index (“MSCIEAFE Index”). The fund will not hold actively managed stock positions as it does not attempt to outperform the market. The separate account is offered under a group annuity contract issued by the Company and is advised by Quantitative Management Associates, LLC, an affiliate of the Company.

QMA U.S. Broad Market Index Fund - This separate account seeks to provide long-term growth of capital and investment results that approximate the performance of the Standard & Poor’s Composite 1500 Index (S&P 1500 Index). The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Quantitative Management Associates, LLC, also an affiliate of the Company.

Small Company Stock Account, VCA-6 - This separate account seeks to outperform the Russell 2000 Index by investing in a diversified portfolio of small companies. The separate account is offered under a group annuity contract issued by the Company, and is advised by Jennison Associates, LLC, an affiliate of the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan (Continued)

Common/Collective Trust

Prudential High Yield Collective Investment Trust - Effective May 1, 2013. This collective trust seeks to outperform the Barclays U.S. High-Yield Ba/B 1% Issuer Capped Bond Index (“Bond Index”) by 150 basis points over a full market cycle. This fund uses a highly diversified, research-driven strategy targeting an excess return over the Bond Index. The strategy emphasizes the higher quality segment of the high yield market (BB and B-rated corporate bonds) with heavy emphasis on default avoidance. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company.

Registered Investment Companies

Fidelity Government Income Fund - This mutual fund seeks to provide a high level of current income (interest), consistent with preservation of principal. This fund invests at least 80% of its assets in U.S. government securities as well as repurchase agreements for those securities. It invests in U.S. government securities issued by entities that are chartered or sponsored by Congress but whose securities are neither issued nor guaranteed by the U.S. Treasury. The fund invests in instruments related to U.S. government securities and allocates assets across different market sectors and maturities. It engages in transactions that have a leveraging effect on the fund, including derivatives. The mutual fund is advised by Fidelity Management & Research Company. The ticker symbol for this fund is FGOVX.

GE Institutional International Equity Investment Fund - This mutual fund seeks long-term growth of capital. This fund normally invests at least 80% of its net assets in equity securities. It invests primarily (meaning at least 65%) in companies in both developed and emerging market countries outside the United States. The fund’s assets under normal circumstances are invested in foreign (non-U.S.) securities of companies representing at least three different countries. It may also invest, to a lesser extent, in debt securities and may invest in securities of companies located in the U.S. The mutual fund is advised by GE Asset Management Inc. The ticker symbol for this fund is GIEIX.

Prudential High-Yield Q Fund, Class Q - This mutual fund seeks to maximize current income. Capital appreciation is a secondary objective. This fund normally invests at least 80% of assets in a diversified portfolio of high-yield fixed-income securities rated Ba or lower by Moody’s or BB or lower by Standard & Poor’s, and securities either rated by another major rating service or securities considered by the advisor to be of comparable quality. Effective May 1, 2013, this fund was replaced by the Prudential High Yield Collective Investment Trust. Tticker symbol for this fund is PHYQX.

Prudential Jennison Mid-Cap Growth Fund, Class Q - This mutual fund seeks long-term capital appreciation. This fund invests at least 80% in stocks of medium-sized U.S. companies with the potential for above-average growth. Effective May 1, 2013, this fund was replaced by the Jennison Mid Cap Growth Fund, a separate account. The fund mutual fund is advised by Prudential Investments, LLC, and Jennison Associates, LLC serves as a sub-advisor. Both are affiliates of the Company. The ticker symbol for this fund is PJGQX.

Prudential Jennison Natural Resources Fund, Class Q - This mutual fund seeks long-term growth of capital. This fund generally invests at least 80% of assets in equity securities of natural resource companies and in asset-based securities. Natural resource companies are U.S. and foreign companies that own, explore, mine, process or otherwise develop, or provide goods and services with respect to natural resources. The principal type of equity and equity-related security in which the fund invests is common stock. The fund is non-diversified and is considered to be a sector fund because its investments focus on natural resource companies and securities. The mutual fund is advised by Prudential Investments, LLC, and Jennison Associates, LLC serves as a sub-advisor. Both are affiliates of the Company. The ticker symbol for this fund is PJNQX.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan (Continued)

Wells Fargo Advantage International Bond Fund Institutional - This mutual fund seeks total return, consisting of income and capital appreciation. This fund generally invests at least 80% of net assets in foreign debt securities, including obligations of governments, corporate entities or supranational agencies, denominated in various currencies. It invests in at least three countries or supranational agencies. The fund also invests up to 35% of total assets in debt securities that are below investment grade and up to 5% of total assets in debt obligations or similar securities denominated in the currencies of developing countries that have a sovereign debt rating below investment grade. The mutual fund is advised by Wells Fargo Funds Management, LLC. The ticker symbol for this fund is ESICX.

Master Trust

Prudential Financial, Inc. Common Stock Fund - This master trust invests in Prudential Financial, Inc. (“PFI”) common stock with a small portion invested in money market shares or other investments expected to be liquid. This fund’s goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also seeks to provide modest liquidity. Values for fund units will not be identical to the current values of shares of PFI common stock. This option has an ESOP and non-ESOP portion (Note 9).

Prudential IncomeFlex Select

Prudential IncomeFlex Select provides a guaranteed income for life without requiring an irrevocable election to receive PESP benefit payments as an annuity. Prudential IncomeFlex Select is designed to help invest the participant’s PESP accounts to provide future retirement income that is guaranteed for their lifetime. This investment option was only available to participants age 50 or older. Participants could choose to invest their money in one or more of the three IncomeFlex separate accounts (Aggressive Growth, Conservative Growth, and Moderate Growth), which are described in more detail below. Effective December 31, 2013, Prudential IncomeFlex Select was closed to new participants and to new contributions, loan repayments, and transfers. The three Prudential IncomeFlex separate accounts (Aggressive Growth, Conservtaive Growth, and Moderate Growth) are offered by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, who also serves as the manager of those three separate accounts.

Aggressive Growth Fund - The Prudential IncomeFlex Select Aggressive Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 70% stock (39% large cap stocks, 8% mid cap stocks, 9% small cap stocks, and 14% international stocks) and 30% bonds. Each portfolio is rebalanced daily.

Conservative Growth Fund - The Prudential IncomeFlex Select Conservative Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 35% stock (18% large cap stocks, 5% mid cap stocks, 5% small cap stocks, and 7% international stocks) and 65% bonds. Each portfolio is rebalanced daily.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan (Continued)

Moderate Growth Fund - The Prudential IncomeFlex Select Moderate Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 55% stock (31% large cap stocks, 6% mid cap stocks, 7% small cap stocks, and 11% international stocks) and 45% bonds. Each portfolio is rebalanced daily.

As of December 31, 2013, the asset allocation by the Plan’s investment options under the Prudential IncomeFlex Select are shown in the following chart:

	Aggressive	Conservative	Moderate
Large Cap Stocks
Core Equity Account, VCA-IF	15%	7%	12%
Large Cap Growth/Jennison Fund	14%	6%	11%
Large Cap Value/LSV Asset Management Fund	10%	5%	8%
Mid Cap Stocks
Jennison Mid-Cap Growth Fund	8%	5%	6%
Small Cap Stocks
Small Company Stock Account, VCA-6	9%	5%	7%
International Stocks
QMA International Developed Markets Index Fund	14%	7%	11%
Bonds
Core Bond Enhanced Index/PIM Fund	30%	65%	45%

GoalMaker®

GoalMaker® is a computer asset allocation program available to participants. It establishes 12 portfolios, each invested in a different asset allocation mix. Participants select a portfolio based on their completion of an investment risk profile and estimated time to retirement; defaulting participants are assigned to the conservative portfolio applicable to their current age, assuming retirement at age 65. GoalMaker® provides for automatic rebalancing of investments once per quarter.

Payment of Benefits

When employment with Prudential and its affiliates ends, if the value of a vested participant’s account is in excess of $5,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions (no more than five withdrawals per Plan year and the amount of any such withdrawal must equal at least $300), or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $5,000 or less, the participant may not defer distribution of his or her account.

Actively employed participants can make in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, and pre-2001 Company Matching Contributions Account. Participants who have attained age 59 1⁄2 can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Rollover Contributions Account. Participants can make up

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of the Plan (Continued)

to five withdrawals each calendar year, and the withdrawals are subject to a 10% federal early distribution tax for participants less than 59 1⁄2 years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions.

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Accounts.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan, or

b)	50% of their entire vested Plan account, or

c)	100% of the value of the sum of the balance, if any, of the participant’s Before-Tax contribution account and rollover account.

The $50,000 maximum takes into account all loans to the participant from any Plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipts and disbursements method of accounting with investments stated at fair value.

Use of Estimates

The preparation of financial statements in conformity with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

2.	Summary of Accounting Policies (Continued)

Investment Valuation

The Plan’s investments are stated at fair value (see Note 5 for more information on fair value measurements) except for its investment contract (the “PESP Fixed Rate Fund”), which is valued at contract value (Note 3).

The fair value of the participation units owned by the Plan in insurance company separate accounts is based on quoted redemption values.

The fair value of the participation units owned by the Plan in common/collective trusts is based on quoted redemption values.

The fair value of the shares owned by the Plan in registered investment companies is based on quoted net asset value of shares.

The fair value of the participation units owned by the Plan in the master trust is based on quoted redemption values.

Purchases

Purchases of units of participation in insurance company separate accounts and the master trust are recorded on a trade-date basis.

Purchases of units of participation in common/collective trusts are recorded on a trade-date basis.

Purchases of shares in registered investment companies are recorded on a trade-date basis.

Income Recognition

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation/(depreciation) on those investments.

Interest, dividend and other income is recorded when received.

Sales of shares in registered investment companies are recorded on a trade-date basis.

Sales of units of participation in insurance company separate accounts, common/collective trusts and the master trust are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis, based on their selected investment options. The carrying value is cost, which approximates fair value.

Changes to Accounting Policies

In December 2011, the FASB issued ASU No. 2011-11, Disclosures About Offsetting Assets and Liabilities ASU No. 2011-11 requires that entities enhance current disclosures about offsetting assets and liabilities in order to reduce differences between accounting principles generally accepted in the United States of America (U.S. GAAP) and International Financial Reporting Standards.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

2.	Summary of Accounting Policies (Continued)

In January 2013, the FASB issued ASU No. 2013-01, Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities. ASU No. 2013-01 limits the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions.

The adoption of these standards, effective January 1, 2013, did not have an impact on the Plan’s financial statements and did not require additional disclosures.

3.	Investment Contract with Insurance Company

The financial statement presentation and disclosure of the PESP Fixed Rate Fund (the “Fund”) complies with the FASB Accounting Standards Codification (“ASC”) 946 on the fair value reporting of fully benefit responsive contracts as of December 31, 2013 and 2012.

The Fund is a fully benefit responsive contract and is valued at fair value. Accordingly, the contract meets all of the following criteria:

a.	The investment contract is effected directly between the Fund and the issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.	The terms of the contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.	An event that limits the ability of the Fund to transact at contract value with the issuer (for example, premature termination of the contracts by the Fund, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives), and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The estimated fair value of the Fund as of December 31, 2013 and 2012 was $3,451,934,578 and $3,445,297,613, respectively. The fair value was calculated using the following methodology:

1.	A present value of expected cash flow method was used to develop fair value.

2.	Cash flows were estimated based on the termination provisions of the contract. The contract allows for an installment payout over a 5-year period. The balance of the Fund grows over the 5-year period at the expected crediting rate less 50 basis points. This growth rate is not below the minimum crediting rate of 3.50%.

3.	Market rates of interest used to discount the cash flows were based upon the Fiduciary Capital Management Weekly Bullet GIC/BIC Statistics for 2013. The data includes contract rates for major guaranteed investment contract providers over the expected 5-year time period.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

3.	Investment Contract with Insurance Company (Continued)

The Fund represents the fixed dollar account under an unallocated group annuity contract. The investment in the contract is presented at fair value. An adjustment is made to the fair value in the Statements of Net Assets Available for Benefits to present the investment at contract value. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The interest crediting rate is determined quarterly, and during 2013 was 3.50% for each of the quarters. The minimum crediting rate is 3.50%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the reference portfolio.

There is no relationship between future crediting rates and the adjustment to contract value reported in the Statements of Net assets Available for Benefits.

The average market yield of the Fund for the years ended December 31, 2013 and 2012 was 3.30%. The average yield earned by the Fund that reflects the actual interest credited to participants for the years ended December 31, 2013 and 2012 was 3.50% and 3.60%, respectively. There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

4.	Investments

The following presents the Plan’s investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2013	2012
Investments at fair value as determined by quoted net asset/redemption values
Insurance Company Separate Accounts
Small Company Stock Account, VCA-6	$436,941,416	$324,358,775
Large Cap Growth/Jennison Fund	$456,435,896	$354,981,506
Master Trust
Prudential Financial, Inc. Common Stock Fund (ESOP and NON-ESOP)	$720,416,516	$475,206,241
Investments at contract value
PESP Fixed Rate Fund	$3,290,454,787	$3,218,885,369

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

4.	Investments (Continued)

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $974,128,997 as follows:

Year Ended December 31, 2013
Investments - Net Appreciation/(Depreciation) in Fair Value
Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	$57,524,247
Core Bond Enhanced Index/PIM Fund	(2,366,187)
Core Equity Account, VCA-IF	69,944,365
Jennison Mid-Cap Growth Fund	29,203,479
Large Cap Growth/Jennison Fund	125,929,967
Large Cap Value/LSV Asset Management Fund	75,390,046
Prudential Retirement Real Estate Fund	8,252,488
QMA International Developed Markets Index Fund	27,342,122
QMA U.S. Broad Market Index Fund	77,025,490
Small Company Stock Account, VCA-6	126,905,469
Common/Collective Trust
Prudential High Yield Collective Investment Trust	1,160,620
Registered Investment Companies
Fidelity Government Income Fund	(854,076)
GE Institutional International Equity Investment Fund	28,346,475
Prudential High-Yield Q Fund, Class Q	1,296,428
Prudential Jennison Mid-Cap Growth Fund, Class Q	12,915,409
Prudential Jennison Natural Resources Fund, Class Q	3,489,332
Wells Fargo Advantage International Bond Fund Institution	(1,048,488)
Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	314,722,418
Prudential IncomeFlex Select
Aggressive Growth Fund	13,267,094
Conservative Growth Fund	1,294,777
Moderate Growth Fund	4,387,522

Net appreciation in fair value of investments	$974,128,997

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

4.	Investments (Continued)

The investment options bear expenses related to investment management and other fees. The above appreciation/(depreciation) on investments reflects these expenses. The expense ratios as a percentage of net assets attributable to each investment option as of December 31, 2013 were as follows:

Gross Expense Ratio
PESP Fixed Rate Fund	0.00%
Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	0.79%
Core Bond Enhanced Index/PIM Fund	0.23%
* Core Equity Account, VCA-IF	0.00%
Jennison Mid-Cap Growth Fund	0.56%
Large Cap Growth/Jennison Fund	0.46%
Large Cap Value/LSV Asset Management Fund	0.62%
Prudential Retirement Real Estate Fund	1.05%
QMA International Developed Markets Index Fund	0.10%
QMA U.S. Broad Market Index Fund	0.05%
* Small Company Stock Account, VCA-6	0.00%
Common/Collective Trust
Prudential High Yield Collective Investment Trust	0.48%
Registered Investment Companies
Fidelity Government Income Fund	0.45%
GE Institutional International Equity Investment Fund	0.56%
Prudential Jennison Natural Resources Fund, Class Q	0.75%
Wells Fargo Advantage International Bond Fund Institutional	0.71%
Prudential IncomeFlex Select
Aggressive Growth Fund	1.10%
with Spouse Coverage	1.60%
Conservative Growth Fund	1.09%
with Spouse Coverage	1.59%
Moderate Growth Fund	1.10%
with Spouse Coverage	1.60%
Master Trust
Prudential Financial, Inc. Common Stock Fund	0.00%

*	The Company pays investment management fees for the Core Equity Account, VCA-IF, and the Small Company Stock Account, VCA-6, which is why the gross expense ratios are zero. The Company has the right to change the practice of paying those fees in the future.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

5.	Fair Value Measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

PESP Fixed Rate Fund - The fair value is based on discounted cash flows assuming termination of the contract, based on current yields of similar instruments with comparable durations and considering the credit worthiness of the issuer.

Changes in the discount rate assumption are accompanied by a directionally opposite change in fair value.

Insurance Company Separate Accounts - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

5.	Fair Value Measurements (Continued)

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that the different price would be more reflective of Fair Value.

Real estate: Values are determined through an independent appraisal process. The estimate of fair value is based on three approaches; (1) current cost of reproducing the property less deterioration and functional/economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing a single year income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable properties in the market. Each approach requires the exercise of subjective judgment.

Significant increases/(decreases) in any unobservable inputs used in the fair value measurement of real estate would result in a significantly lower/(higher) fair value measurement. Generally, a change in the assumption used for reproducing the property, income streams, or the value of recent sales of comparable properties is accompanied by a directionally similar change, while changes in the discounting assumption is accompanied by a directionally opposite change.

Common/Collective Trust - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. As the sponsor of the trusts, the Trustee specifies to the fund accountants the source(s) to use for underlying investment asset prices. The fund accountant values the fund using the protocol the Trustee has issued. The underlying investments are valued as follows:

Equity securities (stock): Securities are priced at the closing price reported on the active market on which individual securities are traded.

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that the different price would be more reflective of Fair Value.

Registered Investment Companies - Valued at the net asset value (“NAV”) of shares held at year end.

Master Trust - Valued at the closing price reported on the active market on which individual securities are traded.

Prudential IncomeFlex Select - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that the different price would be more reflective of Fair Value.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

5.	Fair Value Measurements (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plan investments may be redeemed by the participant or by the Plan. Participants redeem investments when they elect to receive a withdrawal, make a transfer to another investment, or take a loan. The Plan redeems investments when the fiduciaries determine that an investment will no longer be offered as a Plan investment. The following is a high-level summary of the terms and conditions related to the redemption of Plan investments. For more detailed information on the terms and conditions under which participants or the Plan may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment.

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan
PESP Fixed Rate Fund (Only contractual values are payable)	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	6 months notice	None	Installment payments over 5 years with interest credit.

Insurance Company Separate Accounts

Artisan U.S. Mid-Cap Value Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Core Bond Enhanced Index/PIM Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Core Equity Account, VCA-IF	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	None

Jennison Mid-Cap Growth Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan
Insurance Company Separate Accounts

Large Cap Growth/Jennison Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Large Cap Value/LSV Asset Management Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Prudential Retirement Real Estate Fund	Immediate	Immediate, with termination date the first of month following notice.	May delay up to 12 months, if negative impact on other investors. May also delay for exchange closures, SEC restriction, or financial emergency.

QMA International Developed Markets Index Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

QMA U.S. Broad Market Index Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Small Company Stock Account, VCA-6	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	Notice Period for: • Transfers: 5 business days • Withdrawals: 7 days	None

Common/Collective Trust

Prudential High Yield Collective Investment Trust	Immediate	Ten-day notice period may be imposed on withdrawals.	None	Withdrawal shall be paid within 30 days after receipt of all required documents and may be limited to the greater of $2 million or 5% of the value of the assets in the Fund.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

5.	Fair Value Measurements (Continued)

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan
Registered Investment Companies

Fidelity Government Income Fund	Trade order received, honored next business day.		May take up to 7 days, if negative impact on the fund.

GE Institutional International Equity Investment Fund	Immediate		None

Prudential High-Yield Q Fund, Class Q	Written notice, honored same day if before 4 PM, otherwise next business day.		None

Prudential Jennison Mid-Cap Growth Fund, Class Q	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions.

Prudential Jennison Natural Resources Fund, Class Q	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions.

Wells Fargo Advantage International Bond Fund Institutional	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions. In addition, for 30 days following a redemption of shares valued at $5,000.00 or more, any transfer into the Fund is barred by the Fund (known as a purchase Block).

Master Trust

Prudential Financial, Inc. Common Stock Fund	Immediate		None	If insufficient cash, may seek direction from Plan.

Prudential IncomeFlex Select

Aggressive Growth Fund Conservative Growth Fund Moderate Growth Fund	Immediate	Immediate, with termination date the first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

*	For participants, notice periods and other conditions are routinely waived though Purchase Blocks imposed by a Fund are not. Transactions input through the Plan’s online system or through interactive voice response also constitute written notice.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

5.	Fair Value Measurements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
PESP Fixed Rate Fund (Note 3)	$—	$—	$3,451,934,578	$3,451,934,578
Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	—	216,850,594	—	216,850,594
Core Bond Enhanced Index/PIM Fund	—	106,631,962	—	106,631,962
Core Equity Account, VCA-IF	—	274,065,781	—	274,065,781
Jennison Mid-Cap Growth Fund	—	189,315,206	—	189,315,206
Large Cap Growth/Jennison Fund	—	456,435,896	—	456,435,896
Large Cap Value/LSV Asset Management Fund	—	255,101,601	—	255,101,601
Prudential Retirement Real Estate Fund	—	—	88,720,241	88,720,241
QMA International Developed Markets Index Fund	—	157,574,379	—	157,574,379
QMA U.S. Broad Market Index Fund	—	306,817,834	—	306,817,834
Small Company Stock Account, VCA-6	—	436,941,416	—	436,941,416
Common/Collective Trust
Prudential High Yield Collective Investment Trust	—	60,947,138	—	60,947,138
Registered Investment Companies
Fidelity Government Income Fund	19,088,571	—	—	19,088,571
GE Institutional International Equity Investment Fund	171,851,667	—	—	171,851,667
Prudential Jennison Natural Resources Fund, Class Q	40,852,420	—	—	40,852,420
Wells Fargo Advantage International Bond Fund Institutional	31,399,866	—	—	31,399,866
Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	—	720,416,516	—	720,416,516
Prudential IncomeFlex Select
Aggressive Growth Fund	—	99,748,340	—	99,748,340
Conservative Growth Fund	—	18,367,857	—	18,367,857
Moderate Growth Fund	—	37,231,562	—	37,231,562

Total investments at fair value	$263,192,524	$3,336,446,082	$3,540,654,819	$7,140,293,425

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

5.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
PESP Fixed Rate Fund (Note 3)	$—	$—	$3,445,297,613	$3,445,297,613
Insurance Company Separate Accounts
Artisan U.S. Mid-Cap Value Fund	—	157,657,547	—	157,657,547
Core Bond Enhanced Index/PIM Fund	—	98,047,579	—	98,047,579
Core Equity Account, VCA-IF	—	213,147,025	—	213,147,025
Large Cap Growth/Jennison Fund	—	354,981,506	—	354,981,506
Large Cap Value/LSV Asset Management Fund	—	177,881,435	—	177,881,435
Prudential Retirement Real Estate Fund	—	—	66,302,693	66,302,693
QMA International Developed Markets Index Fund	—	107,251,321	—	107,251,321
QMA U.S. Broad Market Index Fund	—	236,786,492	—	236,786,492
Small Company Stock Account, VCA-6	—	324,358,775	—	324,358,775
Registered Investment Companies
Fidelity Government Income Fund	26,078,835	—	—	26,078,835
GE Institutional International Equity Investment Fund	145,489,362	—	—	145,489,362
Prudential High-Yield Q Fund, Class Q	58,878,977	—	—	58,878,977
Prudential Jennison Mid-Cap Growth Fund, Class Q	150,178,649	—	—	150,178,649
Prudential Jennison Natural Resources Fund, Class Q	28,011,915	—	—	28,011,915
Wells Fargo Advantage International Bond Fund Institutional	22,330,691	—	—	22,330,691
Master Trust (Note 12)
Prudential Financial, Inc. Common Stock Fund	—	475,206,241	—	475,206,241
Prudential IncomeFlex Select
Aggressive Growth Fund	—	59,426,736	—	59,426,736
Conservative Growth Fund	—	16,419,143	—	16,419,143
Moderate Growth Fund	—	26,434,879	—	26,434,879

Total investments at fair value	$430,968,429	$2,247,598,679	$3,511,600,306	$6,190,167,414

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

5.	Fair Value Measurements (Continued)

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2013:

		Prudential
	PESP Fixed	Retirement Real
	Rate Fund	Estate Fund
Additions to net assets:
Investment income:
Net appreciation in fair value of investments *	$—	$8,252,488
Interest and dividend income	112,877,105	—
Other income	1,434,064	—

Total investment income	114,311,169	8,252,488
Investment expenses (Note 6)	—	—

Net investment income	114,311,169	8,252,488

Contributions:
Employer	4,811,255	804,688
Employee	39,523,243	4,357,747
Rollover	20,799,932	1,286,040

Total contributions	65,134,430	6,448,475

Total additions	179,445,599	14,700,963

Net Transfers	99,609,733	10,527,662

Deductions from net assets:
Benefits paid to participants	204,737,548	2,810,905
Administrative expenses	2,748,366	172

Total deductions	207,485,914	2,811,077

Net increase	71,569,418	22,417,548

Contract value to fair value adjustment change	(64,932,453)	—
Net assets at fair value:
Beginning of year	3,445,297,613	66,302,693

End of year	$3,451,934,578	$88,720,241

* Actual return on assets:
Relating to assets still held at the reporting date	$—	$1,660,707
Relating to assets sold during the reporting period	$—	$6,591,781

During the year ended December 31, 2013, there were no transfers between levels.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

5.	Fair Value Measurements (Continued)

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan’s level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

As of December 31, 2013
Instrument	Fair Value	Principal Valuation Technique	Inputs	Minimum		Maximum	Weighted Average
PESP Fixed Rate	$3,451,934,578	Discounted Cash	Crediting Rate			3.50%
Fund		Flow
(Note 3)			Payout Percentage	20%	-	100%
			Payout Date	12/31/2014	-	12/31/2018
Prudential Retirement	$88,720,241	Independent	Current cost of
Real Estate Fund		Appraisal Process	reproducing less
			deterioration

			Discounted income	Discount rate:	-	Discount rate:	Discount rate:
			streams or one year	6.00%		15.00%	7.71%
			capitalization
			multiplied by factor	Capitalization		Capitalization	Capitalization
				rate:	-	rate:	rate:
				4.15%		11.00%	6.35%

			Value of recent sales of comparable properties

6.	Related Party Transactions

The Company (or an affiliate of the Company) acts as the investment manager for each of the investment options currently offered by the Plan, except for the Artisan U.S. Mid-Cap Value Fund, the Fidelity Government Income Fund, the GE Institutional International Equity Investment Fund, the Large Cap Value/LSV Asset Management Fund and the Wells Fargo Advantage International Bond Fund Institutional.

Effective January 1, 2012, an ERISA Budget Account (described below) was established for the Plan. On a quarterly basis, certain revenue sharing payments (e.g, 12b-1 fees, etc.) received by an affiliate of the Company from certain of the Plan’s investment options are deposited into a dedicated account in the Plan, known as an “ERISA Budget Account.” These receipts are reported as “Other income” in the Statement of Changes in Net Assets Available for Benefits. Amounts deposited in the ERISA Budget Account are used to pay on-going administrative expenses of the Plan in accordance with ERISA and guidance issued by the U.S. Department of Labor (“DOL Guidance”).

Most of the administrative expenses shown in the Statement of Changes in Net Assets Available for Benefits were the direct expenses (as defined in the DOL Guidance) that the Plan and the Company paid to the Company’s affiliate for recordkeeping services.

The Company also paid certain expenses of the Plan. Some of these expenses were paid to the Company (or an affiliate of the Company).

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

6.	Related Party Transactions (Continued)

The Plan paid investment management fees for the Core Equity Account, VCA-IF and the Small Company Stock Account, VCA-6 in the amount of $2,221,479 for the year ended December 31, 2013 but the Company has the right to change this practice in the future.

The Company paid investment management fees for the Core Equity Account, VCA-IF and the Small Company Stock Account, VCA-6 in the amount of $282,573 for the year ended December 31, 2013.

The Company paid administrative fees for trustee services in the amount of $5,000 for the year ended December 31, 2013.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of participant loans and benefit payments per the financial statements to Form 5500:

	December 31,
	2013	2012
Notes receivable for participant loans per the financial statements	$46,517,863	$45,668,660
Less: Certain cumulative deemed distributions of participant loans	(913,829)	(923,343)

Participant loans per Form 5500	$45,604,034	$44,745,317

Benefits paid to participants per the financial statements	$350,475,278
Less: Prior period active loan defaults foreclosed and adjustments	(246,001)

Total benefit payments per Form 5500	350,229,277
Add: Certain deemed distributions of participant loans	236,487

Total benefit payments and deemed distributions	$350,465,764

The following is a reconciliation of assets of the Single Client Insurance Company Separate Account per the Statement of Net Assets Available for Benefits to Form 5500 at December 31, 2013:

	Per	Per Form 5500
	Financial	Receivables	Interest-bearing	Common	Liabilities
	Statements	Other	Cash	Stock	Other	Total
Single Client Insurance Company Separate Account
Artisan U.S. Mid-Cap Value Fund	$216,850,594	$335,801	$20,913,900	$197,092,931	$(1,492,038)	$216,850,594

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2013:

	Per Financial	Prudential IncomeFlex Select Reallocation			Per
	Statements	Aggressive	Conservative	Moderate	Form 5500
Insurance Company Separate Accounts
Core Bond Enhanced Index/PIM Fund	$106,631,962	$29,924,502	$11,939,107	$16,754,203	$165,249,774
Core Equity Account, VCA-IF	274,065,781	14,962,252	1,285,750	4,467,788	294,781,571
Jennison Mid-Cap Growth Fund	189,315,206	7,979,867	918,393	2,233,894	200,447,360
Large Cap Growth/Jennison Fund	456,435,896	13,964,767	1,102,071	4,095,471	475,598,205
Large Cap Value/LSV Asset Management Fund	255,101,601	9,974,834	918,393	2,978,526	268,973,354
Prudential Retirement Real Estate Fund	88,720,241	—	—	—	88,720,241
QMA International Developed Markets Index Fund	157,574,379	13,964,767	1,285,750	4,095,471	176,920,367
QMA U.S. Broad Market Index Fund	306,817,834	—	—	—	306,817,834
Small Company Stock Account, VCA-6	436,941,416	8,977,351	918,393	2,606,209	449,443,369

	$2,271,604,316	$99,748,340	$18,367,857	$37,231,562	$2,426,952,075

Prudential IncomeFlex Select
Aggressive Growth Fund	$99,748,340	$(99,748,340)	$—	$—	$—
Conservative Growth Fund	18,367,857	—	(18,367,857)	—	—
Moderate Growth Fund	37,231,562	—	—	(37,231,562)	—

	$155,347,759	$(99,748,340)	$(18,367,857)	$(37,231,562)	$—

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of interest and dividend income per the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2013:

Interest and dividend income per the financial statements	$131,180,400
Add: Interest income on notes receivable from participants	1,480,737
Add: Interest on interest-bearing cash	17,264
Less: Dividends on registered investment company shares	(4,648,758)
Less: Master Trust dividends	(13,893,273)

Total interest per Form 5500	$114,136,370

The following is a reconciliation of net appreciation/(depreciation) of the Single Client Insurance Company Separate Account per the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2013:

		Per Form 5500
	Per Financial Statements	Interest on Interest-bearing Cash	Dividends on Common Stock	Net Realized Gains	Unrealized Appreciation of Assets	Investment Advisory and Management Fees	Total
Single Client Insurance Company Separate Account
Artisan U.S. Mid-Cap Value Fund	$57,524,247	$17,264	$3,109,643	$9,788,329	$46,149,202	$(1,540,191)	$57,524,247

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of net appreciation/(depreciation) in fair value of investments per the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2013:

	Per Financial	Prudential IncomeFlex Select Reallocation			Per
	Statements	Aggressive	Conservative	Moderate	Form 5500
Insurance Company Separate Accounts
Core Bond Enhanced Index/PIM Fund	$(2,366,187)	$3,980,128	$841,605	$1,974,385	$4,429,931
Core Equity Account, VCA-IF	69,944,365	1,990,064	90,634	526,503	72,551,566
Jennison Mid-Cap Growth Fund	29,203,479	707,578	43,159	175,501	30,129,717
Large Cap Growth/Jennison Fund	125,929,967	1,857,393	77,687	482,627	128,347,674
Large Cap Value/LSV Asset Management Fund	75,390,046	1,326,710	64,739	351,002	77,132,497
Prudential Retirement Real Estate Fund	8,252,488	—	—	—	8,252,488
QMA International Developed Markets Index Fund	27,342,122	1,857,393	90,634	482,627	29,772,776
QMA U.S. Broad Market Index Fund	77,025,490	—	—	—	77,025,490
Small Company Stock Account, VCA-6	126,905,469	1,194,039	64,739	307,127	128,471,374

	$537,627,239	$12,913,305	$1,273,197	$4,299,772	$556,113,513

Registered Investment Companies
Fidelity Government Income Fund	$(854,076)	$—	$—	$—	$(854,076)
GE Institutional International Equity Investment Fund	28,346,475	—	—	—	28,346,475
Prudential High-Yield Q Fund, Class Q	1,296,428	—	—	—	1,296,428
Prudential Jennison Mid-Cap Growth Fund, Class Q	12,915,409	353,789	21,580	87,750	13,378,528
Prudential Jennison Natural Resources Fund, Class Q	3,489,332	—	—	—	3,489,332
Wells Fargo Advantage International Bond Fund Institutional	(1,048,488)	—	—	—	(1,048,488)

	$44,145,080	$353,789	$21,580	$87,750	$44,608,199

Prudential IncomeFlex Select
Aggressive Growth Fund	$13,267,094	$(13,267,094)	$—	$—	$—
Conservative Growth Fund	1,294,777	—	(1,294,777)	—	—
Moderate Growth Fund	4,387,522	—	—	(4,387,522)	—

	$18,949,393	$(13,267,094)	$(1,294,777)	$(4,387,522)	$—

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

7.	Reconciliation of Financial Statements to Form 5500 (Continued)

The following is a reconciliation of net appreciation/(depreciation) of the Master Trust per the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2013:

Net appreciation of Master Trust investment per the financial statements	$314,722,418
Add: Master Trust dividends	13,893,273

Net investment gain from Master Trust investment accounts per Form 5500	$328,615,691

The following is a reconciliation of net assets per the financial statements to the Schedule of Assets Held for Investment Purposes for the year ended December 31, 2013:

Net assets per the financial statements	$7,025,331,880
Less: Certain cumulative deemed distributions of participant loans	(913,829)
Less: Receivables of Artisan U.S. Mid-Cap Value Fund	(335,801)
Add: Payables of Artisan U.S. Mid-Cap Value Fund	1,492,038

Total per the Schedule of Assets Held for Investment Purposes	$7,025,574,288

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

9.	Employee Stock Ownership Plan (“ESOP”)

The Employee Stock Ownership Plan (“ESOP”) portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, annually, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option subject to certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends are paid to the ESOP, and thereafter, either distributed to participants or reinvested into participants’ ESOP accounts. All participants have a choice of either reinvesting the cash dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

9.	Employee Stock Ownership Plan (“ESOP”) (Continued)

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

10.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 25, 2013, that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since the receipt of the letter, the Plan administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and no provision for income tax is necessary.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

12.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other Prudential Company sponsored defined contribution plans. The assets of the Master Trust are held by Prudential Trust Company (the “Trustee”). As of December 31, 2013 and 2012, the Plan’s interest in the net assets of the Master Trust was 100%.

13.	Subsequent Events

The Plan Administrator has evaluated events subsequent to December 31, 2013 and through June 16, 2014, the date the financial statements were available to be issued, and determined there have not been any events that occurred, other than those listed below. The events do not require adjustments to these financial statements.

Effective January 1, 2014, the Prudential IncomeFlex Target Balanced Fund was made available for investment under the Plan. Any future contributions, including loan repayments or transfer, made under the plan which would have been invested in any of the Prudential IncomeFlex Select funds were automatically invested in the Prudential IncomeFlex Target Balanced Fund.

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes	Supplemental Information
December 31, 2013	Schedule I

Identity of Issue, Borrower Lessor or Similar Party		Description of Investment	Cost		Current Value
*	PESP Fixed Rate Fund	Prudential Insurance Co. General Account	$3,290,454,787		$3,290,454,787

*	Core Bond Enhanced Index/PIM Fund	Insurance Co. Pooled Separate Account	148,603,278		165,249,774
*	Core Equity Account, VCA-IF	Insurance Co. Pooled Separate Account	160,858,963		294,781,571
*	Jennison Mid-Cap Growth Fund	Insurance Co. Pooled Separate Account	170,397,688		200,447,360
*	Large Cap Growth/Jennison Fund	Insurance Co. Pooled Separate Account	349,809,959		475,598,205
*	Large Cap Value/LSV Asset Management Fund	Insurance Co. Pooled Separate Account	181,022,581		268,973,354
*	Prudential Retirement Real Estate Fund	Insurance Co. Pooled Separate Account	76,253,658		88,720,241
*	QMA International Developed Markets Index Fund	Insurance Co. Pooled Separate Account	136,731,167		176,920,367
*	QMA U.S. Broad Market Index Fund	Insurance Co. Pooled Separate Account	210,551,632		306,817,834
*	Small Company Stock Account, VCA-6	Insurance Co. Pooled Separate Account	176,920,402		449,443,369

		Sub-Total	1,611,149,328		2,426,952,075

	Prudential High Yield Collective Investment Trust	Common/Collective Trust	59,625,196		60,947,138

	Fidelity Government Income Fund	Mutual Fund	20,295,742		19,088,571
	GE Institutional International Equity Investment Fund	Mutual Fund	129,051,035		171,851,667
	Prudential Jennison Natural Resources Fund, Class Q	Mutual Fund	38,058,308		40,852,420
	Wells Fargo Advantage International Bond Fund Institutional	Mutual Fund	33,418,533		31,399,866

		Sub-Total	220,823,618		263,192,524

*	Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	366,357,542	***	720,416,516

*	Participant Loans	3.25% - 5.00%**	—		45,604,034

	Cigna Corp	Common Stock, shares: 74,844	3,465,634		6,547,353
	Avnet Inc	Common Stock, shares: 134,575	4,281,909		5,936,103
	Arrow Electronics Inc	Common Stock, shares: 102,375	3,724,661		5,553,844
	Analog Devices	Common Stock, shares: 106,535	4,264,568		5,425,828
	Cimarex Energy Co	Common Stock, shares: 51,626	2,996,523		5,416,084
	Lam Research	Common Stock, shares: 97,221	3,302,828		5,293,683
	Kroger Co	Common Stock, shares: 133,477	2,995,446		5,276,346
	Allstate Corp	Common Stock, shares: 91,910	3,473,430		5,012,771
	Alleghany Corp	Common Stock, shares: 12,194	4,204,527		4,877,112
	Intercontinentalexchange	Common Stock, shares: 20,864	1,838,454		4,692,731
	Flir Systems Inc	Common Stock, shares: 153,465	3,057,308		4,619,297
	Arch Capital Group LTD	Common Stock, shares: 74,043	2,999,125		4,419,627
	Edison International	Common Stock, shares: 91,968	4,273,503		4,258,118
	Western Union Co	Common Stock, shares: 245,371	4,307,621		4,232,650
	Hess Corp	Common Stock, shares: 50,804	2,556,778		4,216,732

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes	Supplemental Information
December 31, 2013	Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
Bed Bath & Beyond	Common Stock, shares: 51,266	$2,886,670	$4,116,660
Patterson UTI Energy Inc	Common Stock, shares: 161,881	2,496,524	4,098,827
Omnicom Group Inc	Common Stock, shares: 54,730	2,847,454	4,070,270
Aon Corp	Common Stock, shares: 47,828	2,503,273	4,012,291
Mattel Inc	Common Stock, shares: 84,289	3,087,220	4,010,471
Block H and R Inc	Common Stock, shares: 137,599	2,463,904	3,995,875
Southwestern Energy	Common Stock, shares: 100,893	3,295,528	3,968,122
Progressive Corp Ohio	Common Stock, shares: 145,254	2,831,468	3,961,077
Ingram Micro Inc	Common Stock, shares: 163,316	2,491,617	3,831,393
KLA Tencor Corp	Common Stock, shares: 57,732	3,217,785	3,721,405
Torchmark Corp	Common Stock, shares: 45,724	2,366,783	3,573,331
Coach Inc	Common Stock, shares: 63,275	3,241,147	3,551,626
St Mary Land & Exploration	Common Stock, shares: 42,722	2,448,551	3,550,625
Loews Corp	Common Stock, shares: 72,974	3,005,653	3,520,266
Ensco PLC	Common Stock, shares: 61,233	3,499,709	3,501,303
Towers Watson & Co	Common Stock, shares: 26,827	1,455,609	3,423,393
Manpower Group	Common Stock, shares: 39,142	1,464,302	3,360,732
Rockwell Collins	Common Stock, shares: 44,338	2,181,220	3,277,465
Nordstrom Inc	Common Stock, shares: 50,998	2,881,630	3,151,676
Jacobs Engineering Group	Common Stock, shares: 49,754	1,964,288	3,134,004
Hubbell Inc	Common Stock, shares: 28,635	2,337,191	3,118,352
Joy Global Inc	Common Stock, shares: 52,421	2,591,217	3,066,104
Liberty Interactive Corp	Common Stock, shares: 97,464	1,917,704	2,860,568
Teradata Corp	Common Stock, shares: 59,709	2,637,348	2,716,162
Allied World Assurance Co	Common Stock, shares: 23,687	1,897,624	2,672,130
Neustar Inc	Common Stock, shares: 52,863	2,546,466	2,635,749
Ryder System Inc	Common Stock, shares: 33,254	1,354,566	2,453,480
McDermott International Inc	Common Stock, shares: 259,795	2,809,880	2,379,722
Hatteras Financial	Common Stock, shares: 140,867	3,746,285	2,301,767
Lexmark International Inc	Common Stock, shares: 62,603	1,323,261	2,223,659
Kinross Gold Corp	Common Stock, shares: 506,735	3,538,610	2,219,499
L-3 Communications Corp	Common Stock, shares: 20,749	1,436,551	2,217,238
Becton Dickinson & Co	Common Stock, shares: 19,398	1,492,458	2,143,285
Republic Services Inc	Common Stock, shares: 64,198	1,770,267	2,131,374
M&T Bank Corp	Common Stock, shares: 18,296	1,841,760	2,130,020
Open Text Corp	Common Stock, shares: 22,423	1,212,089	2,062,019
Synopsys Inc	Common Stock, shares: 50,573	1,707,912	2,051,747
Northern Trust	Common Stock, shares: 31,868	1,494,468	1,972,311
Broadridge Financial	Common Stock, shares: 37,158	892,054	1,468,484
Annaly Mortgage Management	Common Stock, shares: 118,467	2,009,558	1,181,116
Scana Corp	Common Stock, shares: 25,146	1,192,291	1,180,102
Autodesk Inc	Common Stock, shares: 4,704	147,713	236,752
Sysco Corp	Common Stock, shares: 1,723	52,190	62,200

	Sub-Total	146,322,113	197,092,931

Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes	Supplemental Information
December 31, 2013	Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
State Street STIF	Interest-bearing Cash	$20,737,992	$20,737,992
Artisan U.S. Mid-Cap Value Short Term Account	Interest-bearing Cash	175,908	175,908

	Sub-Total	20,913,900	20,913,900

Other	Noninterest-bearing Cash	383	383

	Grand Total	$5,715,646,867	$7,025,574,288

*	Party-in-interest.
**	Represents range of annual interest rates on outstanding loans.
***	No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in Prudential Financial, Inc. Common Stock Fund on April 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prudential Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Kevin Prue

Kevin Prue

Vice President, Human Resources

Chairperson of the Prudential Administrative Committee

Dated: June 23, 2014